

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2010

Mr. Curtis V. Anastasio
Chief Executive Officer
NuStar GP Holdings, LLC
NuStar Energy L.P.
2330 North Loop 1604 West
San Antonio, Texas 78248

> **Re: NuStar GP Holdings, LLC**
> **NuStar Energy L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 1-32940**
> **File No. 1-16417**

Dear Mr. Anastasio:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

NuStar Energy L.P.

Form 10-K for Fiscal Year Ended December 31, 2009

1.   We have not provided duplicate comments for similar disclosures included in NuStar GP Holdings, LLC's filings. Please respond in writing to confirm that you will make consistent changes in filings of both registrants where applicable.

Legal Proceedings, page 34

2.   The reader does not appear to know why the Grace Energy Corporation matter is relevant unless it first reads the disclosure at page 68. Ensure that the reader need not look elsewhere for basic context for the disclosure which appears in this section. Similarly,

you refer to a "national sponsored oil company" on page 10, but do not identify it in that context until page 18.

Note 2. Summary of Significant Accounting Policies, page 67

General

3.   We note from your segment information that approximately 23% of your revenues are derived from and 17% of your assets are located in countries outside the United States as of December 31, 2009. Please tell us how you considered disclosing your accounting policy with respect to foreign currency matters. Refer to ASC 235-10-50.

Inventory, page 68

4.   We note you disclose that all inventories are recorded at the lower of cost or market. Please tell us how you considered disclosing how the carrying amount of your inventory is impacted when designated as the hedged item in a fair value hedge.

Other Long-Term Assets, page 69

5.   We note that you report asphalt tank heel inventory and ammonia pipeline linefill quantities held as long-term "other assets" in your balance sheet. Please tell us how you classify petroleum linefill including crude oil and refined products on your balance sheet. In addition, please tell us how you classify the related amounts of cash inflows and outflows associated with your asphalt tank heel inventory and ammonia and petroleum linefill within your statements of cash flows. Lastly, please tell us how you considered disclosing your accounting policy for petroleum linefill as well as the process of calculating tank heel and linefill quantities.

6.   We note your disclosure that deferred dry-docking costs incurred in connection with major maintenance activities on your marine vessels are amortized over the period of time estimated to lapse until the next dry-docking occurs. Please clarify if you purchased or lease such marine vessels. To the extent you lease such marine vessels, please tell us how you determine the amortization period to the extent the lease is due to terminate prior to the next scheduled dry-docking. Further, please disclose the frequency in which you undergo major maintenance during dry-docking.

Note 13. Commitments and Contingencies, page 81

7.   We note your disclosures regarding the Grace Energy Corporation Matter., the Eres Matter, and the Department of Justice Matter. With respect to each of these matters, please tell us how you considered disclosing the following separately for each specific matter:

- whether the probability of a loss contingency is probable, reasonably possible, or remote;

- whether you have recorded a liability the accrued amount, if any; and

- the possible loss or range of loss to the extent that you have not accrued a liability or if an exposure to loss exists in excess of the amount accrued.

    Refer to ASC 450-20-50.

Note 15. Derivatives and Risk Management Activities, page 84

8.   We note that as of December 31, 2009, the combined volume of your long and short positions on an absolute basis totaled 11,619,000 barrels of oil for commodity contracts designated as fair value hedges and 230,000 barrels of oil for commodity contracts designated as cash flow hedges. Further, we note your tabular disclosure that reflects a net derivative liability of $30,788 with respect to commodity derivatives as of December 31, 2009. Please clarify why and how these positions differ from the positions and related volumes and net derivative liability disclosed on page 58.

9.   We note your tabular disclosure which indicates that during the year ended December 31, 2009 you recognized a $22,939 loss in income for the effective portion of commodity contracts designated as fair value hedges. In addition, you recognized a $35,512 gain in income on the underlying hedged item as well as a $12,573 gain on the ineffective portion of your derivates. Please tell us how you determined that the hedging relationship, both at inception and on an ongoing basis, is highly effective in offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated. Refer to ASC 815-20-25-75.

Exhibits and Financial Statement Schedules, page 155

Exhibit 10.23

10.   Ensure that you have filed all material contracts. For example, we note that the sale and purchase agreement, dated November 5, 2007, by and between CITGO Asphalt Refining Company and NuStar Asphalt Refining, LLC, which you filed as an exhibit to your Form 10-K for the year ended December 31, 2007, refers to a form of crude oil sales agreement (Exhibit E), which was not included with the version of the contract filed as Exhibit 10.37. It appears that this might be the CSA referred to at page 83. Please explain why you have not filed it as an exhibit. Also ensure that you file your material contracts in complete form, including all material schedules or other attachments. Lastly, we note that your exhibit list indicates that this Exhibit 10.37 was filed with your Form 10-K for

the fiscal year ended December 31, 2008, when in fact it was filed with the prior year's Form 10-K . Please correct your reference.

Form 10-Q for Quarterly Period Ended March 31, 2010

Asphalt and Fuels Marketing, page 28

11.   We note your disclosure that sales and cost of product sales increased $307.6 million and $305.9 million, respectively, resulting in an increase in total gross margin of $1.6 million during the three months ended March 31, 2010, compared to the three months ended March 31, 2009, primarily due to higher volumes sold.   Please clarify if this increase relates to asphalt or fuels marketing and specify why the related margin as a percentage of sales was substantially less than your historical margins for these businesses.

Nustar GP Holdings, LLC

Form 10-K for Fiscal Year Ended December 31, 2009

Note 13. Unit-Based Compensation, page 65

12.   We note that under the 2006 Long-Term Incentive Plan you awarded NuStar GP Holdings restricted units and unit options to your employees, consultants and directors. Please clarify how the grants of restricted units and unit options impact your earnings per share-diluted. In addition, to the extent you issue NuStar GP Holdings shares to your employees that are contingently returnable, please clarify how this impacts your calculation of shares outstanding for basic and diluted EPS.

Exhibits and Financial Statement Schedules, page 120

Exhibits 31.01

13.   The certifications you filed omit the required introductory language in paragraph 4 as well as in paragraph 4(b) referring to internal control over financial reporting. Please provide corrected certifications. This same comment applies to your Form 10-Q for the period ended March 31, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence Timothy S. Levenberg at (202) 551-3707 with any other questions. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director